Exhibit 99.9

Gartner Recognizes NICE as a Leader in New Magic Quadrant
for Workforce Engagement Management, Positioned Highest
in Execution and Furthest in Vision

NICE was named a leader based on its completeness of vision and ability to execute

Hoboken, N.J., January 23, 2017 – NICE (Nasdaq:NICE) today announced that it has been positioned highest and furthest in the Leaders quadrant of the Gartner, Inc. Magic Quadrant for Workforce Engagement Management1 (WEM) based on its completeness of vision and ability to execute for its WFO offering.

The Gartner, Inc. report assesses vendors' WFO offerings, with a special focus on WEM technologies that drive employee engagement. The report states, "A growing market awareness of the importance of the employees in customer engagement centers is triggering an adjustment in the technologies needed to manage their day-to-day roles." A complimentary copy of the report can be downloaded at: http://info.nice.com/Gartner-Magic-Quadrant.html

Vendors' completeness of vision was evaluated based on criteria such as market understanding, marketing and sales strategy, business model and innovation. Ability to execute was measured according to the depth and breadth of the vendor's WEM products, overall viability of its WEM business, marketing execution, customer experience and operations.

Miki Migdal, president of the NICE Enterprise Product Group, said: "NICE is proud to be positioned highest and furthest in the Leaders quadrant of the Gartner, Inc. Magic Quadrant. We feel this recognition reflects important developments that NICE has been spearheading in the market to drive greater employee engagement.

"We believe that our breakthrough in analytics supports our WEM vision by providing key insights from every interaction channel, achieving what we term as 'analytics with no limits.' We continue to enjoy solid momentum in the market as we execute on our vision of reinventing customer service by delivering innovative, analytics-based solutions for workforce engagement management."

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.